Form 10-K405, Exhibit 13
period 1996-10-31
PERSONNEL MANAGEMENT INC
filed 1997-01-28
CIK 916606

EXHIBIT 13

Selected Financial and Operating Data (Unaudited)
Personnel Management, Inc. and subsidiaries

(in thousands, except per share and operating data)

                               1996      1995      1994      1993      1992
                               -------   -------   -------   -------   -------
Per Share (1)
Net income                     $  0.50   $  0.37   $  0.68   $  1.09   $  0.42
Pro forma net income (2)             -         -      0.65      0.68         -
Book value at year-end            4.65      4.13      3.76      1.58      1.09

For the Year
Revenues                       $67,101   $61,413   $39,650   $23,431   $16,281
Income from operations           2,211     1,750     1,970     1,484       927
Income before income taxes       1,950     1,442     2,008     1,471       918
Net income                       1,015       749     1,236     1,471       573
Pro forma net income (2)             -         -     1,180       920         -
Average shares outstanding (1)   2,031     2,038     1,822     1,353     1,367

At Year-End
Total assets                   $16,935   $14,586   $14,046   $ 4,111   $ 2,643
Long-term debt                   2,508     3,738     3,072         -         4
Redeemable common stock (3)          -         -         -       232         -
Shareholders' equity             9,400     8,222     7,320     2,018     1,194
Working capital                  3,596     4,540     3,649     1,246       841

Operating Data
Operating margin (4)              1.5%      1.2%      3.0%      3.9%      3.5%
Offices at period-end               35        33        32         7         6
Clients served during
 the period                      2,330     1,890     1,350       500       370
Total temporary
 personnel utilized             32,900    27,500    16,600     8,500     5,770


(1) The Company declared a ten percent stock dividend in March 1995 and a 135-to-1 stock split in December 1993. Per share data and average shares outstanding have been adjusted for this stock dividend and split.

(2) During the year ended October 31, 1993 and the quarter ended January 31, 1994, the Company was treated for income tax purposes as an S Corporation. Consequently, no income tax provision was made for 1993 or the first quarter of 1994. Pro forma net income includes pro forma income tax adjustments.

(3) Represents shares of common stock purchased by two Company officers prior to the initial public offering with the proceeds of bank debt that was guaranteed by the Company. These shares were repurchased by the Company during the year ended October 31, 1994.

(4) Represents net income (pro forma net income for 1994 and 1993) as a percentage of revenues.

During fiscal 1994, the Company purchased certain temporary staffing companies and completed an initial public offering of its common stock. During fiscal 1996, the Company acquired two temporary staffing companies. These events affect the comparability of the Company's financial data for 1994, 1995 and 1996. The Selected Financial and Operating Data are qualified with reference to, and should be read in conjunction with, the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Personnel Management, Inc. and subsidiaries


The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes.

Overview
The Company provides temporary staffing and human resource services to businesses throughout most of Indiana, portions of northern Kentucky, Atlanta, Georgia, and Jacksonville and Tampa, Florida. The Company's business primarily involves providing temporaries to industrial clients, although it also provides clerical, technical and professional temporary staffing and long-term placement services.
   Since its initial public offering in February 1994, the Company acquired ten temporary staffing companies. In July 1994, the Company acquired the assets of the four Porter Temporary Companies with six offices based in Tampa, Florida. In September 1994, the Company acquired the assets of Human Resource Services, Inc. and Human Resources, Inc. with 13 offices in northern Indiana. On October 18, 1994, the Company acquired the common stock of Southern Indiana Temporaries, Inc. and Quest Personnel Search, Inc. with eight offices in southern Indiana and northern Kentucky. The Company acquired on November 13, 1995 the assets of Temporaries of Atlanta, Inc. with one office in Atlanta, Georgia, and on February 5, 1996, the assets of Progressive Personnel II, Inc. with three offices in Jacksonville, Florida. Each of these acquisitions was accounted for using the purchase method of accounting. Management intends to pursue a strategy of acquiring other temporary staffing companies and expanding its services to client companies.
   All temporary employees are placed on the Company's payroll and the Company therefore assumes responsibility for all employee related expenses, including workers' compensation, payroll taxes, unemployment compensation insurance, and general payroll expenses. The Company bills its clients for the hourly wages paid to the temporary employees placed with the client, plus a negotiated markup. Because the Company pays its temporary employees only for the hours actually worked, these wages are a variable cost that increase or decrease in proportion to revenues.

Results of Operations

Revenues
(in thousands)
                                1996     Change    1995     Change    1994
                                -------  ------    -------  ------    -------
Revenues                        $67,101  9.3%      $61,413  54.9%     $39,650


Revenues are recognized as income at the time staffing services are provided to customers. The increase in revenues of $5,688,000 or 9.3% in fiscal 1996 compared to the prior year period was due entirely to revenues from the Company's southeastern U.S. operations, which accounted for approximately 26.0% of consolidated revenues for the year. As noted above, the Company acquired two temporary staffing companies in the southeastern U.S. in fiscal 1996 and experienced an 11.9% increase in revenues in its Tampa operations. Revenues from the Company's Indiana/northern Kentucky customer base for fiscal 1996 decreased 4.9% compared to the previous year as a result of competitive pressures and reduced demand. This decrease in revenues occurred in the first two quarters of fiscal 1996, since revenues from the last two quarters of the fiscal year increased 5.2% compared to the corresponding previous year period.
   The increase in revenues of $21,763,000 or 54.9% in fiscal 1995 compared to the prior year period was attributable to acquisitions in northern and southern Indiana, northern Kentucky, and Tampa, Florida during the last four months of fiscal 1994, and the opening of new branch offices in late 1994. Total revenues for the central region of Indiana declined slightly by $320,000 or 0.9% in fiscal 1995. Revenues for central Indiana offices open more than one year declined by $2,673,000 or 7.9% due to weakness in manufacturing activity (particularly in automotive-related industries, which represent a significant portion of the Company's Indiana-based business). This decline in same office revenues was offset by revenues provided by three central Indiana offices opened in fiscal 1995 and two central Indiana offices opened in fiscal 1994.

Gross Margin
(in thousands)
                                1996     Change    1995     Change    1994
                                -------  ------    -------  ------    -------
Gross margin                    $13,684   12.6%    $12,152   57.0%    $ 7,741
Percentage of revenues            20.4%              19.8%              19.5%


Gross margin is defined by the Company as revenues less the cost of providing services, which includes hourly wages of temporary employees, employer payroll taxes, benefits for temporary employees and workers' compensation costs. Gross margin improved $1,532,000 or 12.6% between fiscal 1995 and 1996. Approximately $1,125,000 or 73.4% of this improvement was due to an increased volume of services provided to customers, while the remaining amount was attributable to lower workers' compensation costs and higher margin business acquired in fiscal 1996 from the acquisitions in Atlanta, Georgia, and Jacksonville, Florida. The lower workers' compensation costs was due to favorable results from claims management practices and safety programs, and favorable overall workers' compensation cost trends.
   Gross margin increased $4,411,000 or 57.0% between fiscal 1994 and 1995 due primarily to the increased volume of services provided to customers. The increase in gross margin as a percentage of revenue was a result of continued decreases in workers' compensation costs attributable to changing to a high deductible workers' compensation insurance program in 1993, decreases in unemployment compensation insurance expense and improved selling margins.

Operating Expenses
(in thousands)
                                  1996     Change  1995     Change    1994
                                  -------  ------  -------  --------  -------
Selling, general and
 administrative                   $11,126   9.9%   $10,126     76.1%  $ 5,749
Percentage of revenues              16.6%            16.5%              14.5%
Amortization of goodwill          $   347  25.7%   $   276  1,154.5%  $    22
Percentage of revenues               0.5%             0.4%                  -


Selling, general and administrative expenses increased $1,000,000 or 9.9% from fiscal 1995 to 1996 due entirely to the expenses associated with the new businesses acquired by the Company in fiscal 1996. Expenses for the Indiana and Tampa operations decreased approximately $536,000 primarily as a result of reduced compensation expense and the Company's ongoing expense reduction program. Offsetting this decrease in selling, general and administrative expenses was higher bad debt expense of approximately $421,000 compared to the prior year. Credit policies and procedures have been strengthened to address the credit problems experienced by the Company in fiscal 1996. The Company expects its expenses for bad debts and professional fees to decrease during fiscal 1997 by approximately $600,000, assuming no general deterioration in the credit worthiness of the Company's customers and no unanticipated legal or other problems requiring inordinate amounts of professional services.
   The increase in selling, general and administrative expenses in fiscal 1995 compared to the prior year period was primarily due to expenses related to temporary staffing businesses acquired in late fiscal 1994, expenses associated with integrating the operations and systems of these acquired companies, opening new branch offices, consolidating other existing branch offices, and staffing branch offices and administration in anticipation of revenue growth that, in fact, did not materialize. Selling, general and administrative expenses also increased due to higher professional fees and expenses incurred in connection with investigating potential acquisitions.
   Goodwill represents the unamortized cost in excess of fair value of net assets acquired in the purchase of another company, and is being amortized on a straight-line basis over 20 years. The increase in goodwill amortization between fiscal years was a result of the amortization of goodwill which was acquired by the Company in the purchases of businesses during these years, and the amortization of payments of additional purchase price to the prior owners of these acquired business under earnout provisions of the acquisition agreements.

Other Income (Expense)
(in thousands)
                                1996     Change    1995     Change    1994
                                -------  ------    -------  ------    -------
Other income (expense)          $  (261) 15.3%     $  (308) 910.5%    $    38
Percentage of revenues             0.4%               0.5%                  -


Other income (expense) consists primarily of interest expense net of interest income. The $47,000 or 15.3% improvement in other income (expense) from fiscal 1995 to 1996 was due to increased interest income on outstanding notes receivable and reduced interest expense from lower interest rates on outstanding borrowings.
   The change in other income (expense) from fiscal 1994 to 1995 was due to increased interest expense as a result of a higher level of outstanding borrowings during 1995. The increase in borrowings was necessary to fund the acquisition of businesses in southern Indiana/northern Kentucky in October 1994 and to fund working capital requirements during the fourth quarter of fiscal 1995.

Income Tax Expense
(in thousands)
                                1996     Change    1995     Change    1994
                                -------  ------    -------  ------    -------
Income tax expense              $   935  34.9%     $   693  16.3%     $   828
Percentage of revenue              1.4%               1.1%               2.1%
Effective tax rate                48.0%              48.0%              41.2%

* Reflects pro forma adjustment for income tax provision (unaudited).

The increase in income tax expense of $242,000 or 34.9% in fiscal 1996 compared to the prior year period was due entirely to increased income before income taxes. The effective tax rate in both years remained constant at 48.0%.
   Income tax expense for fiscal 1995 was $135,000 or 16.3% less than the amount reported in fiscal 1994 due to lower income before income taxes in fiscal 1995. However, the Company's effective tax rate increased significantly to 48.0% in fiscal 1995 from the 41.2% pro forma effective tax rate in the prior year primarily as a result of non-deductible goodwill amortization, other non-deductible expenses, and changes in estimates relating to the calculation of the fiscal 1994 tax provision compared to the final tax return. These increases were somewhat offset by an increase in the benefit from the targeted jobs tax credit.

Net Income and Income Per Share
(in thousands, except per share data)
                                1996     Change    1995     Change    1994
                                -------  ------    -------  ------    -------
Net income                      $ 1,015  35.5%     $   749  36.5%     $ 1,180
Percentage of revenue              1.5%               1.2%               3.0%
Net income per share            $  0.50  35.1%     $  0.37  43.1%     $  0.65

* Reflects pro forma net income and net income per share (unaudited).

Factors contributing to the changes in net income are discussed in the detail above.

Inflation
The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements.

Seasonality
The Company's revenues and quarterly results have typically been seasonal because of the Company's concentration towards staffing the personnel needs of industrial clients. Industrial production tends to be seasonal due to year-end inventory reduction goals of many of the Company's manufacturing clients and the holiday season from Thanksgiving through New Year's Day. This seasonal downtime in industrial operations greatly reduces the needs for the Company's temporary personnel during winter months. As a result, the Company historically has experienced its highest revenues of each fiscal year during its fourth quarter that ends October 31, and has experienced its weakest revenues in the first quarter which ends January 31.

Financial Condition, Liquidity and Capital Resources
(in thousands)
                                                  1996      1995      1994
                                                  -------   -------   -------
Cash, net of overdraft                            $    74   $    51   $   133
Working capital                                     3,596     4,540     3,649
Long-term debt                                      2,508     3,738     3,072
Cash provided (used) by operating activities        2,494       767      (580)
Cash used by investing activities                  (1,788)   (1,003)   (5,994)
Cash provided (used) by financing activities         (683)      154     7,193


The Company's primary sources of funds over the past three years were from operations, borrowings and proceeds from a common stock offering in fiscal 1994. The Company's principal uses of cash were to fund working capital, capital expenditures and acquisitions (including payments under the earnout provisions of acquisition agreements), and the repayment of outstanding borrowings. Temporary employees are generally paid weekly for their services while payments from customers are generally received within 30 to 45 days from the date of invoice. As new offices are established or acquired, or as existing offices expand, there will be increasing requirements for cash resources to fund current operations.
   Cash provided by operating activities in fiscal 1996 was $2,494,000 due primarily to net income and changes in working capital. Net income and related non-cash adjustments provided $1,587,000, while changes in working capital and other asset accounts provided $907,000. Other sources of cash included $225,000 from the exercise of stock options.
   Primary uses of cash in the current fiscal year were $1,081,000 for acquisitions of other temporary staffing companies, $436,000 for payments under the earnout provisions of acquisition agreements, $846,000 for net repayments on borrowings, and $271,000 for capital expenditures.
   On December 16, 1996, the Company accepted a commitment from KeyBank, NA to refinance its bank credit facility which provides the Company with the ability to borrow up to $11,000,000 for general working capital purposes, acquisition financing, letters of credit and the refinancing of outstanding borrowings. The facility consists of a two year $8,500,000 revolving line of credit and a five year $2,500,000 term loan. Borrowings under the line of credit are subject to meeting certain borrowing base requirements. Upon maturity, up to $4,000,000 of borrowings for acquisition financing under this line convert to a five year term loan. At October 31, 1996, the Company's availability under the line of credit would have been $5,130,000. The $2,500,000 term loan is payable in equal monthly principal installments of $42,000 beginning February 1997. The Company's existing and committed credit facilities are secured and collateralized by accounts receivable, equipment, cash, general intangibles, contract rights, and proceeds thereof. In addition, the Company has agreed with the bank under the credit facilities to certain financial and non-financial restrictive covenants, which include, among other things, minimum levels of tangible net worth, minimum cash flow coverage ratios, maximum ratio of indebtedness to earnings, restrictions on capital expenditures, restrictions on common stock repurchases, and restrictions on future mergers, consolidations, acquisitions or joint ventures. At October 31, 1996, the Company was in compliance with its covenants.
   The Company has issued irrevocable letters of credit in the amount of $1,000,000 on behalf of the Company's workers' compensation insurance carriers to pay third parties in accordance with state workers' compensation regulations. These letters of credit reduce the amount available to the Company under its credit facility.

Other Matters
In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of." This statement was adopted for the fiscal year ended October 31, 1996. Adoption of this statement did not materially affect the consolidated results of operations.
   In 1995, the FASB issued SFAS No. 123 "Accounting for Stock Based Compensation", which becomes effective for the Company for the fiscal year ended October 31, 1997. The Company plans to adopt only the disclosure provisions of the statement. Adoption of this statement will not materially affect the consolidated results of operations.

Forward-Looking Statements
From time to time, the Company may publish or otherwise disclose forward-looking statements relating to such matters as (a) the Company's expectations for continued growth of the temporary staffing industry, (b) the Company's plans to achieve increased revenues and earnings through internal growth, the opening of new offices, the introduction of new products and programs, and expense reductions, and (c) the Company's plans to expand and diversify its revenues through the acquisition of other temporary staffing companies. In order to comply with the terms of a "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 that protects the making of such forward-looking statements from liability under certain circumstances, the Company notes that a variety of factors could cause the Company's actual results or experience to differ materially from the anticipated results or other expectations described or implied by these forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (a) the risk of adverse changes in the future level of business activity of the Company's clients and prospective clients caused by geographic or industry-specific economic downturns which might cause such clients and prospective clients to require fewer temporary employees, (b) the potential for adverse shifts in demand for temporary employees nationwide that might be caused by future national economic downturns, adverse legal or regulatory developments, or other staffing industry factors, (c) the possible inability of the Company to identify and complete suitable acquisitions of other temporary staffing companies upon reasonable acquisition terms and conditions on a timely basis, and the potential that such acquisitions might prove to be unprofitable due to undisclosed liabilities, loss of customers or management of the acquired businesses, or other risks generally associated with business acquisitions, and
(d) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.




Report of Independent Accountants

To the Shareholders and Board of Directors of Personnel Management, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Personnel Management, Inc. and its subsidiaries at October 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP


Indianapolis, Indiana
December 16, 1996

Consolidated Balance Sheets
Personnel Management, Inc. and subsidiaries

                                                               October 31,
                                                            -----------------
(in thousands, except share data)                           1996      1995
                                                            -------   -------
Assets
Current assets:
   Cash                                                     $   180   $   172
   Accounts receivable, net of allowance of $153 and $90
    in 1996 and 1995, respectively                            7,549     6,175
   Current portion of notes receivable, other                    99       145
   Income taxes receivable                                       25        43
   Prepaid expenses                                             110       287
   Deferred tax asset                                           434       241
   Other current assets                                          71        26
                                                            -------   -------
      Total current assets                                    8,468     7,089

Property and equipment, net                                   1,209     1,265

Notes receivable, shareholder                                   508       469
Notes receivable, other                                           -        76
Goodwill, net                                                 6,636     5,520
Other                                                           114       167
                                                            -------   -------
                                                              7,258     6,232
                                                            -------   -------
      Total assets                                          $16,935   $14,586
                                                            =======   =======

Liabilities and Shareholders' Equity
Current liabilities:
   Cash overdraft                                           $   106   $   121
   Accounts payable                                             285       230
   Accrued compensation and benefits                          2,822     1,480
   Accrued workers' compensation claims                         752       508
   Income taxes payable                                         160        61
   Other current liabilities                                    247        32
   Current portion of notes payable                             500       117
                                                            -------   -------
      Total current liabilities                               4,872     2,549

Notes payable                                                 2,508     3,738
Deferred tax liability                                          155        77
Commitments and contingencies
Shareholders' equity:
   Preferred stock, without par value,
    authorized 4,000,000 shares,
    no shares issued or outstanding                               -         -
   Common stock, without par value, authorized
    20,000,000 shares, issued and outstanding 2,020,156
    and 1,991,087 shares in 1996 and 1995, respectively       7,846     7,683
   Retained earnings                                          1,554       539
                                                            -------   -------
      Total shareholders' equity                              9,400     8,222
                                                            -------   -------
      Total liabilities and shareholders' equity            $16,935   $14,586
                                                            =======   =======

See accompanying notes.

Consolidated Statements of Income
Personnel Management, Inc. and subsidiaries


                                                     Year ended October 31,
                                                  ---------------------------
(in thousands, except per share data)             1996      1995      1994
                                                  -------   -------   -------
Revenues                                          $67,101   $61,413   $39,650
Cost of services                                   53,417    49,261    31,909
                                                  -------   -------   -------
Gross margin                                       13,684    12,152     7,741

Operating expenses:
   General and administrative                      10,770     9,691     5,467
   Selling                                            356       435       282
   Amortization of goodwill                           347       276        22
                                                  -------   -------   -------
                                                   11,473    10,402     5,771

Income from operations                              2,211     1,750     1,970
Other income (expense):
   Interest expense                                  (319)     (341)      (16)
   Interest and other income                           58        33        54
                                                  -------   -------   -------
                                                     (261)     (308)       38
                                                  -------   -------   -------

Income before income taxes                          1,950     1,442     2,008
Income taxes                                          935       693       772
                                                  -------   -------   -------
Net income                                        $ 1,015   $   749   $ 1,236
                                                  =======   =======

Pro forma adjustment for
 income tax provision (unaudited)                                          56
                                                                      -------
Pro forma net income (unaudited)                                      $ 1,180
                                                                      =======

Net income per share                              $  0.50   $  0.37   $  0.68
                                                  =======   =======
Pro forma adjustment for
 income tax provision (unaudited)                                        0.03
                                                                      -------
Pro forma net income per share (unaudited)                            $  0.65
                                                                      =======

See accompanying notes.

Consolidated Statements of Cash Flows
Personnel Management, Inc. and subsidiaries

                                                     Year ended October 31,
                                                  ---------------------------
(in thousands)                                    1996      1995      1994
                                                  -------   -------   -------
Operating activities:
Net income                                        $ 1,015   $   749   $ 1,236
Adjustments to reconcile net income to net cash
 provided (used) by operating activities:
   Amortization of goodwill                           347       276        22
   Depreciation                                       364       281       208
   Deferred income taxes                             (114)      (13)     (152)
   Interest on shareholder loan                       (39)      (22)      (19)
   Compensation expense from stock transactions         -         -        53
   Loss on disposal of property and equipment          14         -         2
   Changes in operating assets and liabilities,
    net of purchases of businesses and
    additions to goodwill:
      Accounts and notes receivable                (1,251)       23    (3,588)
      Prepaid expenses and other assets               204      (141)     (105)
      Accounts payable                                 55      (306)      414
      Accrued liabilities and other payables        1,899       (80)    1,349
                                                  -------   -------   -------
Net cash provided (used) by operating activities    2,494       767      (580)

Investing activities:
Purchases of businesses and additions to goodwill  (1,517)     (583)   (5,350)
Purchases of property and equipment                  (271)     (420)     (653)
Proceeds from the sale of property and equipment        -         -         9
                                                  -------   -------   -------
Net cash used by investing activities              (1,788)   (1,003)   (5,994)

Financing activities:
Proceeds from the sale of common stock                  -         -     4,404
Proceeds from the exercise of stock options           225         -         -
Loan to officer, net of repayment                     (62)        -         -
Tax benefit resulting from exercise of stock options    -       153         -
Cash dividends and fractional shares                    -         -      (329)
Retirement of common stock                              -         -      (294)
Proceeds of notes payable                               -         -     3,852
Payments on notes payable                            (116)     (779)       (4)
Net borrowings (payments) on bank line of credit     (730)      780      (241)
Net payments on notes payable, employees                -         -      (195)
                                                  -------   -------   -------
Net cash provided (used) by financing activities     (683)      154     7,193
                                                  -------   -------   -------
Increase (decrease) in cash                            23       (82)      619
Net cash (overdraft) at beginning of period            51       133      (486)
                                                  -------   -------   -------
Net cash at end of period                         $    74   $    51   $   133
                                                  =======   =======   =======

See accompanying notes.

Consolidated Statements of Shareholders' Equity
Personnel Management, Inc. and subsidiaries

                                             Common Stock    Retained
(in thousands, except share data)          Shares    Amount  Earnings  Total
                                         ---------   ------   ------   ------
Balance at October 31, 1993              1,162,215   $  160   $1,858   $2,018
   Net income                                    -        -    1,236    1,236
   Sale of common stock                    627,857    4,404        -    4,404
   Compensation expense from
    stock transactions                           -        -       53       53
   Cash dividends ($0.20 per share)              -        -     (329)    (329)
   Retirement of common stock              (18,900)       -      (62)     (62)
                                         ---------   ------   ------   ------

Balance at October 31, 1994              1,771,172    4,564    2,756    7,320
   Net income                                    -        -      749      749
   Exercise of stock options                40,122        -        -        -
   Stock dividend                          179,793    2,966   (2,966)       -
   Cash in lieu of fractional shares             -        -        -        -
   Tax benefit resulting from exercise
    of stock options                             -      153        -      153
                                         ---------   ------   ------   ------

Balance at October 31, 1995              1,991,087    7,683      539    8,222
   Net income                                    -        -    1,015    1,015
   Exercise of stock options                29,069      225        -      225
   Loan to officer, net of repayment             -      (62)       -      (62)
                                         ---------   ------   ------   ------
Balance at October 31, 1996              2,020,156   $7,846   $1,554   $9,400
                                         =========   ======   ======   ======

See accompanying notes.

Notes to Consolidated Financial Statements
Personnel Management, Inc. and subsidiaries

1. Basis of Presentation and Significant Accounting Policies

Personnel Management, Inc. was founded in 1986 to provide temporary staffing and human resource services in areas of industrial, clerical and technical support. The Company services customers in Indiana, Florida, Georgia and Kentucky. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to conform prior years' information to the current year's presentation.
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   Management has estimated that the fair value of cash, accounts and notes receivable, prepaid expenses, other current assets, accounts payable and accrued liabilities approximates the carrying value due to the relatively short period of time until expected realization. The aggregate fair value of notes payable approximates its carrying amount because of the recent and frequent repricing based on market conditions.

Accounts Receivable
Due to the nature of the business, accounts receivable are due primarily from industrial companies located in Indiana, Florida, Georgia and Kentucky. Collateral is generally not required.

Notes Receivable, Other
Notes receivable are due primarily from customers as the result of resolving accounts receivable credit issues. Collateral is generally required and notes bear market rates of interest.

Property and Equipment
Property and equipment is carried at cost and depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from 3 to 7 years.

Goodwill
Goodwill consists of the amount of purchase price above the fair value of net assets acquired and is being amortized on a straight-line basis over a period of 20 years. Additional purchase price arising from the earnout provisions as stated in Note 2 is also allocated to goodwill. Management periodically reviews the potential impairment of goodwill using expected cash flows in order to determine its proper carrying value as of each balance sheet date presented. At October 31, 1996 and 1995, accumulated amortization of goodwill was $645,000 and $298,000, respectively.

Cash Overdraft
Cash overdraft includes checks drawn on various disbursement accounts that exceed net book cash balances at each financial institution. Such disbursement accounts are subsequently replenished upon presentation of these checks for payment.

Accrued Workers' Compensation Claims
The Company is self-insured for certain workers' compensation risks and is covered by insurance policies for certain other risks. The Company records liabilities for losses and premium adjustments using various case basis evaluations. The liabilities for losses and premium adjustments include estimates of future trends in claim severity and frequency and other factors that can vary as losses and premium adjustments are ultimately settled. These estimates are continually reviewed and adjustments are reflected in current operations. Although it is not possible to measure the degree of variability inherent in such estimates, management believes the recorded liability is adequate.

Revenue Recognition
Revenues and the related costs are recognized as temporary services are provided.

Per Share Disclosures
Per share amounts have been calculated based on the average common shares outstanding for the respective periods. Stock options are considered common stock equivalents and are included in the computation of the number of outstanding shares using the treasury stock method, unless anti-dilutive. During 1996 and 1995, common stock equivalents were determined using the actual date of grant or exercise for shares and options issued to employees and directors. For shares and options issued to employees during 1994, the effect on the average number of shares outstanding was computed assuming the shares and options were issued at the beginning of the earliest period presented. The number of shares used in the computation of per share disclosures for the years ended October 31, 1996, 1995 and 1994 were 2,031,438, 2,038,472, and 1,822,026, respectively. All per share data has been restated to reflect the effect of the 10% stock dividend which was authorized on March 16, 1995, with a record date of April 3, 1995.

New Accounting Principles
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" becomes effective for the fiscal year ended October 31, 1997. The Company plans to adopt only the disclosure portion of the statement for transactions with employees and therefore does not expect the statement to have a material impact on the financial statements.

2. Acquisitions
The Company acquired the assets of the Porter Temporary Companies effective July 4, 1994. The Company paid $334,000 at closing and has agreed to pay additional purchase price equal to 40% of net income before taxes derived from the areas served by those businesses through June 30, 1999. The Company has also granted the principal shareholder of Porter Temporary Companies an option to use additional purchase price proceeds to purchase up to 43,757 shares of the Company's common stock at a price of $8.23 per share.
   Effective September 2, 1994, the Company acquired the net assets of Human Resource Services, Inc. and Human Resources, Inc. The purchase price was $1,618,000, plus 21% of future income before taxes derived from the areas served by those businesses through August 31, 1999.
   On October 18, 1994, the Company acquired the common stock of Southern Indiana Temporaries, Inc. and Quest Personnel Search, Inc. The purchase price was $3,852,000 plus 17.5% of income before income taxes derived from the areas served by those businesses through October 31, 2002.
   The Company acquired the assets of Temporaries of Atlanta, Inc. on November 13, 1995 for $600,000, plus 42% of future income before taxes and other adjustments derived from the areas served by the business through October 31, 2000.
   Effective February 5, 1996, the Company acquired the assets of Progressive Personnel II, Inc. for $250,000, plus 71% of future income before taxes and other adjustments derived from one significant customer served by the business through January 31, 2001.
   These acquisitions were recorded using the purchase method of accounting which allocates the purchase price to the assets and liabilities acquired, based upon the fair value at the time of acquisition. The Company has recorded $7,281,000 of goodwill related to these acquisitions. The results of operations of these acquired companies have been included in the Company's consolidated financial statements since the respective dates of acquisition.
   Following are selected unaudited pro forma results of operations for the years ended October 31, 1996 and 1995, as though the acquisitions of Temporaries of Atlanta, Inc. and Progressive Personnel II, Inc. and the related debt and equity financing occurred at the beginning of 1995. Pro forma information does not purport to be indicative of the results that actually would have been achieved had the acquisitions occurred at the beginning of 1995.

                                                        Year ended October 31,
(in thousands, except per share data - unaudited)         1996        1995
                                                          -------     -------
Revenues                                                  $68,601     $67,716
                                                          =======     =======
Net income                                                $ 1,047     $ 1,024
                                                          =======     =======
Net income per share                                      $  0.52     $  0.50
                                                          =======     =======

3. Property and equipment
The composition of property and equipment at the end of each year was as follows:

                                                              October 31,
(in thousands)                                              1996      1995
                                                            -------   -------
Equipment, furniture and fixtures                           $ 1,793   $ 1,598
Leasehold improvements                                          320       312
Vehicles                                                         96        27
                                                            -------   -------
                                                              2,209     1,937
Accumulated depreciation                                     (1,000)     (672)
                                                            -------   -------
                                                            $ 1,209   $ 1,265
                                                            =======   =======

4. Credit Arrangements
The composition of notes payable at the end of each year was as follows:

                                                                October 31,
(in thousands)                                                1996     1995
                                                              ------   ------
Bank line of credit                                           $  350   $3,580
Bank term loan                                                 2,500        -
Note payable - seller                                            158      275
                                                              ------   ------
                                                               3,008    3,855
Less: portion due within one year
   Bank term loan                                                375        -
   Note payable - seller                                         125      117
                                                              ------   ------
                                                                 500      117
                                                              ------   ------
   Notes payable beyond one year                              $2,508   $3,738
                                                              ======   ======

   On December 16, 1996, the Company accepted a commitment to refinance its bank credit facility. Accordingly, the Company has classified its bank debt as if the refinancing had occurred on October 31, 1996. The new credit facility provides the Company with the ability to borrow up to $11,000,000 for general working capital purposes, acquisition financing, letters of credit and refinancing of outstanding borrowings. The facility consists of a two year $8,500,000 revolving line of credit and a five year $2,500,000 term loan. Borrowings under the line of credit are aubject to meeting certain borrowing base requirements. Interest is charged on the outstanding balance of the line of credit at rates reflecting the bank's prime rate or the London Interbank Offered Rate (LIBOR) plus a margin of up to 2.75% depending upon certain financial ratios. The Company also pays fees of 1/8% on the unused portion of the line during the term of this agreement. Upon maturity, up to $4,000,000 of borrowings for acquisition financing under this line convert to a five year term loan. At October 31, 1996, the Company's availability under the line of credit would have been $5,130,000 at an interest rate of LIBOR plus 1.25%.
The $2,500,000 term loan is payable in equal monthly principal installments of $42,000 beginning February 1997 and bears interest at rates reflecting the bank's prime rate or LIBOR plus a margin of up 3.0% depending upon certain financial ratios. At October 31, 1996, the interest rate would have been LIBOR plus 1.50%.
   The Company had the ability to borrow up to $6,910,000 under its existing revolving credit agreement (line of credit) for general working capital purposes, subject to meeting certain borrowing base requirements plus an amount not to exceed $1,200,000 for acquisition financing purposes. At
October 31, 1996, the Company had availability of $2,155,000 under the working capital portion of the facility and had no availability for acquisition financing purposes. The credit agreement matures on February 28, 1997. Interest is charged on the outstanding balance at rates reflecting the bank's prime rate plus a margin of up to 1/4% or LIBOR plus a margin of up to 2.75% depending upon certain financial ratios. At October 31, 1996, $2,500,000 of borrowings under the facility bore an interest rate of 8.25% and the remaining $350,000 of borrowings under the facility bore an interest rate of 8.50%.
   Amounts due to the bank under both the existing and new credit facilities are secured and collateralized by the Company's accounts receivable, equipment, cash, general intangibles, contract rights, and proceeds thereof. In addition, the Company has agreed with the bank under the credit facilities to certain financial and non-financial restrictive covenants, which include, among other things, minimum levels of tangible net worth, minimum cash flow coverage ratios, maximum ratio of indebtedness to earnings, restrictions on capital expenditures, restrictions on common stock repurchases, and restrictions on future mergers, consolidations, acquisitions or joint ventures.
   The sellers of Southern Indiana Temporaries, Inc. and Quest Personnel Search, Inc., accepted a non-interest bearing note in the amount of $400,000, payable in twelve equal quarterly installments beginning on March 31, 1995. The $400,000 note payable has been discounted at 7.28%.
   The Company has issued irrevocable letters of credit in the amount of $1,000,000 on behalf of the Company's workers' compensation insurance carriers to pay third parties in accordance with state workers' compensation regulations. These letters of credit reduce the amount available to the Company under its credit facility.
   Cash paid for interest during 1996, 1995, and 1994 was $328,000, $309,000, and $18,000, respectively.
   At October 31, 1996, aggregate future principal payments are as follows:

During the year ending October 31,                              (in thousands)
                                                                   ------
   1997                                                            $  500
   1998                                                               533
   1999                                                               850
   2000                                                               500
   2001                                                               500
   Thereafter                                                         125
                                                                   ------
                                                                   $3,008
                                                                   ======

5. Shareholders' Equity
   All references to number of shares, except shares issued and outstanding in the financial statements, have been retroactively adjusted to reflect the 10% stock dividend declared in 1995, and the 135-to-1 stock split in 1994.

1996 Transactions
   On November 1, 1995, options to purchase 29,069 shares with an exercise price of $7.73 per share were exercised. Proceeds of $225,000 were received by the Company.
   On April 15, 1996, the Company extended a loan to an officer of the Company in the amount of $123,000 for the purpose of paying income taxes in connection with the officer's December 29, 1994 exercise of non-qualified stock options to purchase 49,486 shares of common stock of the Company. The loan bears interest at 8.25% and is secured by 24,670 shares of common stock of the Company. The loan is reflected as a deduction from common stock and interest is credited to income as it accrues. On June 6, 1996, $61,000 of the loan was repaid by the officer.

1995 Transactions
   On March 16, 1995, the Company's Board of Directors declared a 10% common stock dividend. The Company has recognized the tax benefit of $153,000 relating to options exercised by two officers of the Company during 1995 as an addition to shareholders' equity.

1994 Transactions
   On December 3, 1993, the Company's Board of Directors declared a 135-to-1 split of the common stock.
   On December 3, 1993, the Company retired 70,200 shares of redeemable common stock and 18,900 shares of common stock held by certain key employees for an aggregate price of $294,000. In addition, the Company issued options to these employees to purchase 172,480 shares of common stock at an exercise price of $7.73. The Company recognized compensation expense related to these stock and option transactions of $53,000 in 1994. The Company also terminated its employee stock purchase plan in conjunction with the initial public offering.
   On December 2, 1993, the shareholders authorized 4,000,000 shares of preferred stock and increased the number of shares of authorized common stock to 20,000,000. The Board of Directors of the Company has not yet determined the preferences, qualifications, relative voting rights or other rights of the authorized shares of preferred stock.

   Effective February 2, 1994, the Company completed an initial public offering of its common stock through a Registration Statement filed with the Securities and Exchange Commission. In connection with the offering, the company sold 690,643 shares of common stock and received net proceeds of $4,404,000.

Employee Stock Option and Stock Purchase Plans
On April 30, 1995, the Company adopted the 1994 Directors Stock Option Plan which authorizes the grant of stock options to non-employee directors in lieu of fees. This plan reserves 40,000 shares of common stock for future issuance.
   Concurrent with the acquisition of the Porter Temporary Companies, the Company issued an option to the principal shareholder of the sellers to buy cumulatively up to 43,757 shares of common stock at $8.23 per share, subject to certain conditions. See Note 2. No options have been exercised as of October 31, 1996.
   Effective at the time of the initial public offering, the Company adopted the 1994 Stock Option Plan which authorizes the grant of stock options to employees. This Plan reserves 198,000 shares of common stock for future issuance. The Plan terminates on December 1, 2003.
   At the time of the offering, the Company also granted warrants to the managing underwriter and its assignees to purchase an aggregate of 52,416 shares of common stock at an exercise price of $9.27 per share. The warrants are exercisable from January 26, 1995, through January 26, 1999.
   In February 1993, the Company adopted a Stock Option Plan which provides for the granting of stock options to certain salaried employees. A total of 178,717 shares of common stock have been reserved for issuance under the Plan. Options under the Plan are to be granted at no less than the estimated fair market value of the underlying shares at the date of the grant (calculated in accordance with a formula set forth in the plan document). The Plan also provided for replacement options to be granted at current market prices to replace shares tendered in lieu of cash to exercise options. The Plan terminates in February 2003.
   Information pertaining to employee and director stock option plans is as follows:

                                Stock Option Plans            Weighted average
                        1994           1993           1994     exercise price
                   Employee Plan  Employee Plan  Directors Plan   per share
                      -------        -------        -------         ------
Outstanding at
 October 31, 1993           -        178,717              -         $ 7.54
Granted                     -              -              -              -
Exercised                   -              -              -              -
Canceled                    -              -              -              -
                      -------        -------        -------         ------
Outstanding at
 October 31, 1994           -        178,717              -           7.54
Granted                 7,040         62,252         13,200          12.44
Exercised                   -       (105,055)             -           7.41
Canceled                    -        (45,104)             -          12.05
                      -------        -------        -------         ------
Outstanding at
 October 31, 1995       7,040         90,810         13,200           9.47
Granted               113,000              -         11,825           7.56
Exercised                   -        (29,069)             -           7.73
Canceled                    -        (17,148)             -          13.73
                      -------        -------        -------         ------
Outstanding at
October 31, 1996      120,040         44,593         25,025         $ 8.09
                      =======        =======        =======         ======

Options exercisable at:
   October 31, 1994         -        178,717              -         $ 7.54
   October 31, 1995     7,040         90,810              -         $ 9.09
   October 31, 1996    30,040         44,593          6,600         $ 8.43


6. Income Taxes
Effective November 1, 1992, the shareholders of the Company elected, under Subchapter S of the Internal Revenue Code, to include the Company's income in their own income for income tax purposes. Therefore, the Company made no provision for federal or state income taxes in the first quarter of 1994. On February 1, 1994, the Company terminated its S Corporation election in connection with the Company's initial public stock offering. The pro forma income tax provisions give effect to the termination of the S corporation election as if it occurred on November 1, 1992, and were calculated using an estimated effective income tax rate of 37.5%.
   Concurrent with the termination of its S Corporation status on February 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted, prior year's financial statements have not been restated. The effect of the accounting change was not material to operating results or the financial position of the Company.
   Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liabilities relate primarily to amortization of goodwill and depreciation of property and equipment over longer periods for financial reporting purposes, and the deferred tax assets relate primarily to the recording of workers' compensation claims and provision for doubtful accounts for financial reporting purposes in advance of tax treatment.
   Significant components of income taxes are as follows:

                                                   Year ended October 31,
                                                  ------------------------
                                                                 (unaudited
                                                                  pro forma)
(in thousands)                                    1996     1995     1994
                                                  ------   ------   ------
Current:
   Federal                                        $  787   $  424   $  708
   State                                             262      170      234
                                                  ------   ------   ------
                                                   1,049      594      942
Deferred:
   Federal                                           (87)      85      (90)
   State                                             (27)      14      (24)
                                                  ------   ------   ------
                                                    (114)      99     (114)
                                                  ------   ------   ------
                                                  $  935   $  693   $  828
                                                  ======   ======   ======

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                   Year ended October 31,
                                                  -----------------------
                                                                 (unaudited
                                                                  pro forma)
                                                  1996     1995     1994
                                                  -----    -----    -----
Tax at US statutory rates                         34.0%    34.0%    34.0%
State income tax, net of federal tax benefit       8.0      6.3      7.4
Amortization of nondeductible goodwill             3.2      4.0        -
Targeted jobs tax credit                             -     (2.5)    (1.5)
Provision to return adjustments                    0.7      4.5        -
Other, net                                         2.1      1.7      1.3
                                                  -----    -----    -----
                                                  48.0%    48.0%    41.2%
                                                  =====    =====    =====


Payments for income taxes during 1996, 1995 and 1994 were $993,000, $618,000 and $898,000, respectively.

7. Leases
The Company leases vehicles and office space under noncancelable operating leases which terminate at various dates through 2001. Rental expense was approximately $628,000, $506,000, and $316,000 for 1996, 1995 and 1994,
respectively.
   Certain of the office space is leased from an entity owned by certain officers and directors of the Company. Rental expense under these leases, which is included in the above amounts, aggregated $123,000, $106,000 and $74,000 in 1996, 1995 and 1994, respectively.

   At October 31, 1996, aggregate future minimum noncancelable lease payments are as follows:


During the year ending October 31,                             (in thousands)
                                                                   ------
   1997                                                            $  580
   1998                                                               432
   1999                                                               296
   2000                                                                68
   2001                                                                 7
                                                                   ------
                                                                   $1,383

                                                           ======
8. Notes Receivable, Shareholder
The Company has unsecured notes receivable from an officer, director, and shareholder maturing December 1997 with an outstanding balance of $508,000 and $469,000 at October 31, 1996 and 1995, respectively. At October 31, 1996 these notes accrued interest at a rate of 8.75%.

9. Major Customers
The Company derives a significant amount of revenue from several major customers. In 1996, two customers accounted for 11% of revenues. In 1995, no one customer accounted for more than 5% of total revenues. In 1994, one customer accounted for 13% of revenues.

10. Commitments and Contingencies
In the ordinary course of business, the Company may, from time to time, be charged for allegations of discrimination or other employment related claims by temporary employees. There are no cases pending or threatened, individually or in the aggregate, that management believes will result in a material loss.

11. Subsequent Events
As discussed in Note 4 - Credit Arrangements, the Company entered into an agreement to refinance its bank credit facility on December 16, 1996.

12. Quarterly Results of Operations (Unaudited)
The following table presents the quarterly results of operations for each period presented.

Condensed Consolidated Statements of Income (Unaudited)

                                            Three Months Ended
                                -------------------------------------------
                              January 31,  April 30,    July 31,   October 31,
(in thousands, except             1996        1996        1996        1996
per share data)                 -------     -------     -------     -------
Revenues                        $14,030     $16,388     $17,145     $19,538
Gross margin                      2,802       3,407       3,475       4,000
Income from operations              216         568         601         826
Income before income taxes          146         503         539         762
Net income                           82         282         252         399
Net income per share            $  0.04     $  0.14     $  0.12     $  0.20


Condensed Consolidated Statements of Income (Unaudited)

                                             Three Months Ended
                                -------------------------------------------
                               January 31,  April 30,   July 31,   October 31,
(in thousands, except             1995        1995        1995        1995
per share data)                 -------     -------     -------     -------
Revenues                        $15,297     $15,380     $14,775     $15,961
Gross margin                      2,880       3,028       3,008       3,236
Income from operations              210         491         380         669
Income before income taxes          124         419         306         593
Net income                           64         218         159         308
Net income per share            $  0.03     $  0.11     $  0.08     $  0.15


Corporate Data
Personnel Management, Inc. and subsidiaries

Executive Officers and Directors
Don R. Taylor, Director
President and Chief Executive Officer
Personnel Management, Inc.

Gary F. Hentschel
Chief Operating Officer
Personnel Management, Inc.

Robert R. Millard
Vice President of Finance and Administration,
Secretary and Treasurer
Personnel Management, Inc.

Elizabeth McFarland
Vice President of Operations
Personnel Management, Inc.

Joseph C. Cook, Jr., Director (3)
President, Cambrian Associates LLC, a consulting firm

Max K. DeJonge, Director
President and Chief Executive Officer
O'Neal Steel, Inc., a steel distributor

David L. Swider, Director (1, 2)
Partner, Bose McKinney & Evans,
an Indianapolis law firm

Richard L. VonDerHaar, Director (1, 2)
Senior Vice President & Director of Municipal Finance
David A. Noyes & Company,
an investment banking firm

1. Member of the Compensation Committee
2. Member of the Audit Committee
3. Member of the Long-Term Planning Committee


Independent Accountants
Price Waterhouse LLP
Indianapolis, Indiana

Legal Counsel
Leagre & Barnes
Bose McKinney and Evans
Indianapolis, Indiana

Form 10-K
PMI's annual report to the SEC is available without charge upon written request to Robert R. Millard, Vice President, at our corporate offices.

Registrar and Transfer Agent
KeyCorp Shareholder Services, Inc.
Cleveland, Ohio

Common Stock
The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: TPMI. The following are the high and low bid prices by fiscal quarters, as reported by Nasdaq, retroactively adjusted for the Company's ten percent stock dividend issued in April 1995.

                                            1996                1995
Quarter ended                          High      Low       High      Low
                                      ------   ------     ------   ------
Jan. 31                               $ 9.75   $ 5.25     $14.00   $11.75
April 30                                8.50     5.75      18.00    12.38
July 31                                 9.00     6.25      18.00    13.00
Oct. 31                                 8.75     6.00      13.50     7.00


   These bid quotations reflect interdealer prices, do not include retail markup, markdown or commission, and do not necessarily represent actual transactions.
   The Company's common stock is held by approximately 1,100 holders (including those whose shares are held in "street name").
   The Company declared a stock dividend in March 1995 issued to shareholders of record in April 1995. Subsequent to the issuance of stock to the public, the Company has not declared or paid any cash dividends, and presently does not intend to declare or pay any cash dividends for the foreseeable future.

Annual Meeting of Shareholders
February 25, 1997, 10:00 a.m.
Bank One Center/Tower
3rd Floor, Conference Room A
Indianapolis, Indiana

Investor Relations
Robert R. Millard
Vice President of Finance and Administration
Personnel Management, Inc.
1499 Windhorst Way, Suite 100
Greenwood, Indiana 46143
(317) 888-4400