Form 10-K, Exhibit 13
period 1997-10-31
PERSONNEL MANAGEMENT INC
filed 1998-01-29
CIK 916606

EXHIBIT 13

 SELECTED FINANCIAL AND OPERATING DATA (UNAUDITED)
 (in thousands, except per share and operating data)


                                         1997        1996        1995        1994        1993
                                         ----        ----        ----        ----        ----

PER SHARE (1)
Net income                           $   0.67    $   0.50    $   0.37    $   0.68    $   1.09
Pro forma net income (2)                   --          --          --        0.65        0.68
Book value at year-end                   5.35        4.65        4.13        3.76        1.58

FOR THE YEAR
Revenues                              $ 75,802    $ 67,101    $ 61,413    $ 39,650    $ 23,431
Income from operations                   2,713       2,211       1,750       1,970       1,484
Income before income taxes               2,506       1,950       1,442       2,008       1,471
Net income                               1,381       1,015         749       1,236       1,471
Pro forma net income (2)                   --          --          --        1,180         920
Weighted average shares outstanding (1)  2,059       2,031       2,038       1,822       1,353

AT YEAR-END
Total assets                          $ 20,271    $ 16,935    $ 14,586    $ 14,046    $  4,111
Long-term debt                           3,350       2,508       3,738       3,072        --
Redeemable common stock (3)                --          --          --          --          232
Shareholders' equity                    10,860       9,400       8,222       7,320       2,018
Working capital                          5,163       3,596       4,540       3,649       1,246

OPERATING DATA
Operating margin(4)                        1.8%        1.5%        1.2%        3.0%        3.9%
Offices at period-end                       42          35          33          32           7
Clients served during the period         2,480       2,330       1,890       1,350         500
Total temporary personnel utilized      34,400      32,900      27,500      16,600       8,500
Staffing hours billed                7,618,500   6,699,400   6,315,800   4,013,800   2,515,500


1 The Company declared a ten percent stock dividend in March 1995 and a 135 to 1 stock split in December 1993. Per share data and weighted average shares outstanding have been adjusted for this stock dividend and split.

2 During the year ended October 31, 1993 and the quarter ended January 31, 1994, the Company was treated for income tax purposes as an S Corporation. Consequently, no income tax provision was made for 1993 or the first quarter of 1994. Pro forma net income includes pro forma income tax adjustments.

3 Represents shares of common stock purchased by two Company officers prior to the initial public offering with the proceeds of bank debt that was guaranteed by the Company. These shares were repurchased by the Company during the year ended October 31, 1994.

4 Represents net income (pro forma net income for 1994 and 1993) as a percentage of revenues.

Since January 1994, the Company has purchased twelve temporary staffing companies and completed an initial public offering of its common stock. These events affect the comparability of the Company's finanacial data for 1994 through 1997. The Selected Financial and Operating Data are qualified with reference to, and should be read in conjunction with, the consolidated financial statements and "Management's Discussion and Analysis of Financial" Condition and Results of Operations" contained herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Personnel Management, Inc and subsidiaries

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes.

OVERVIEW

The Company provides staffing and human resource services to businesses throughout most of Indiana, portions of northern Kentucky, Atlanta, Georgia and Jacksonville and Tampa, Florida. The Company's business primarily involves providing temporary employees to industrial clients, although it also provides clerical, technical and professional temporary staffing and long-term placement services.

The Company has expanded its operations through the acquisition of other staffing companies and opening new offices. In July 1994, the Company acquired the assets of the four Porter Temporary Companies with six offices based in Tampa, Florida. In September 1994, the Company acquired the assets of Human Resource Services, Inc. and Human Resources, Inc. with 13 offices in northern Indiana. On October 18, 1994, the Company acquired the common stock of Southern Indiana Temporaries, Inc. and Quest Personnel Search, Inc. with eight offices in southern Indiana and northern Kentucky. The Company acquired the assets of Temporaries of Atlanta, Inc. with one office in Atlanta, Georgia in November 1995. In February 1996, the Company acquired the assets of Progressive Personnel II, Inc. with three offices in Jacksonville, Florida.

During fiscal 1997, the Company opened five new staffing offices, and acquired two staffing businesses and a minority equity investment in a professional employer organization. The Company acquired on March 17, 1997 the assets of Garner-Scott Enterprises, Inc., a staffing business with two offices based in Madison, Indiana and Carrolton, Kentucky, and on March 24, 1997, the assets of First In Temporaries, Inc.'s one office staffing operations in Louisville, Kentucky. A minority equity investment was acquired on April 25, 1997 in Adminiserve, Inc., a professional employer organization based in Greenwood, Indiana. Management intends to pursue a strategy of opening new staffing offices, acquiring other staffing businesses and expanding its services to client companies.

All temporary employees are placed on the Company's payroll and the Company therefore assumes responsibility for all employee-related expenses, including workers' compensation, payroll taxes, unemployment compensation insurance and general payroll expenses. The Company bills its clients for the hourly wages paid to the temporary employee placed with the client, plus a negotiated markup. Because the Company pays its temporary employees only for the hours actually worked, these wages are a variable cost that increase or decrease in proportion to revenues. The Company also generates fee income from the placement of staff in long-term positions with clients.

RESULTS OF OPERATIONS

Revenues

--------------------------- --------------- ---------------- ---------------- --------------- ----------------
(in thousands)                        1997           Change            1996          Change             1995
--------------------------- --------------- ---------------- ---------------- --------------- ----------------
Revenues                           $75,802            13.0%          $67,101            9.3%          $61,413
--------------------------- --------------- ---------------- ---------------- --------------- ----------------

Revenues are recognized as income at the time staffing services are provided to customers. The increase in revenues of $8,701,000 or 13.0% in fiscal 1997 compared to the prior year period was a result of internal growth of 7.3% and revenues from acquired companies. Staffing services volume, as measured by hours billed, increased 13.7% while prices decreased 0.7%. Revenue growth in the Company's Indiana and northern Kentucky operations was 11.5% while revenues grew 17.3% in its southeastern U.S. operations. Staffing services to light industrial customers accounted for 85% of total revenues in the current fiscal year while clerical staffing services and placement fees accounted for the remaining portion of revenues.

The increase in revenues of $5,688,000 or 9.3% in fiscal 1996 compared to the prior year period was due entirely to revenues from the Company's southeastern
U.S. operations, which accounted for approximately 26.0% of consolidated revenues for the year. As noted above, the Company acquired two temporary staffing companies in the southeastern U.S. in fiscal 1996 and experienced an 11.9% increase in revenues in its Tampa operations. Revenues from the Company's Indiana and northern Kentucky customer base for fiscal 1996 decreased 4.9% compared to the previous year as a result of competitive pressures and reduced demand. This decrease in revenues occurred in the first two quarters of fiscal 1996, since revenues from the last two quarters of the fiscal year increased 5.2% compared to the corresponding previous year period.

Gross Margin

--------------------------- --------------- ---------------- ---------------- --------------- ----------------
(in thousands)                        1997           Change             1996          Change             1995
--------------------------- --------------- ---------------- ---------------- --------------- ----------------
Gross margin                       $15,077            10.2%          $13,684           12.6%          $12,152
Percentage of revenues               19.9%                             20.4%                            19.8%
--------------------------- --------------- ---------------- ---------------- --------------- ----------------

Gross margin is defined by the Company as revenues less the cost of providing services, which includes hourly wages of temporary employees, employer payroll taxes, benefits for temporary employees and workers' compensation costs. Between fiscal 1996 and 1997 gross margin improved $1,393,000 or 10.2% primarily as a result of an increased volume of services to customers. Gross margin as a percentage of revenues decreased from 20.4% in fiscal 1996 to 19.9% in fiscal 1997 due to a new temporary employee benefit program and competitive pricing pressures. In order to attract and retain qualified employees, a new benefit program was introduced in January 1997 that provided the Company's temporary employees with health, life insurance, vacation and holiday benefits.

Gross margin improved $1,532,000 or 12.6% between fiscal 1995 and 1996. Approximately $1,125,000 or 73.4% of this improvement was due to an increased volume of services provided to customers, while the remaining amount was attributable to lower workers compensation costs and higher margin business acquired in fiscal 1996 from the acquisitions in Atlanta, Georgia, and Jacksonville, Florida. The lower workers' compensation costs were due to favorable results from claims management practices and safety programs, and favorable overall workers' compensation cost trends.

Operating Expenses

------------------------------ -------------- -------------- -------------- -------------- --------------
(in thousands)                          1997         Change           1996         Change           1995
------------------------------ -------------- -------------- -------------- -------------- --------------
Selling, general and
   administrative                    $11,969           7.6%        $11,126           9.9%        $10,126
Percentage of revenues                 15.8%                         16.6%                         16.5%
Amortization of goodwill                $395          13.8%           $347          25.7%           $276
Percentage of revenues                  0.5%                          0.5%                          0.5%
------------------------------ -------------- -------------- -------------- -------------- --------------

Selling, general and administrative expenses increased $843,000 or 7.6% from fiscal 1996 to 1997 due to $616,000 of expenses from businesses acquired in the current fiscal year and $953,000 of expenses incurred by the Company to achieve the higher revenue volume. These expenses were related to expanded sales and marketing programs, five new branch office start-ups, six new Vendor-on-Premise locations, and an overall inflationary increase in expenses. The Company expects to continue these types of expenditures in personnel, systems and programs to better meet its customers' needs and to increase revenues. Offsetting the increase in selling, general and administrative expenses was a $726,000 decrease in bad debt expense and professional fees as a result of strengthened credit policies and procedures and reduced demand for professional services.

Selling, general and administrative expenses increased $1,000,000 or 9.9% from fiscal 1995 to 1996 due entirely to the expenses associated with the new businesses acquired by the Company in 1996. Expenses for the Indiana and Tampa operations decreased approximately $536,000 primarily as a result of reduced compensation expense and the Company's ongoing expense reduction program. Offsetting this decrease in selling, general and administrative expenses was higher bad debt expense of approximately $421,000 compared to the prior year period.

Goodwill represents the unamortized cost in excess of fair value of net assets acquired in the purchase of the previously mentioned companies, and is being amortized on a straight-line basis over 20 years. The increase in goodwill amortization between fiscal years was a result of additional acquisitions and the amortization of payments of additional purchase price under earnout provisions of prior acquisition agreements.

Other Income (expense)

--------------------------- --------------- ---------------- ---------------- --------------- ----------------
(in thousands)                        1997           Change             1996          Change             1995
--------------------------- --------------- ---------------- ---------------- --------------- ----------------
Other income (expense)              $(207)            20.7%           $(261)           15.3%           $(308)
Percentage of revenues                0.3%                              0.4%                             0.5%
--------------------------- --------------- ---------------- ---------------- --------------- ----------------

Other income (expense) consists primarily of interest expense net of interest income. The $54,000 or 20.7% improvement in other income (expense) from fiscal 1996 to 1997 was due primarily to lower borrowing costs. Lower overall market interest rates and reduced interest rate spreads on borrowings as a result of refinancing the Company's credit facility in January 1997 reduced the Company's average borrowing costs from 8.41% in fiscal 1996 to 7.16% in fiscal 1997.

The $47,000 or 15.3% improvement in other income (expense) from fiscal 1995 to 1996 was due to increased interest income on outstanding notes receivable and reduced interest expense from lower interest rates on outstanding borrowings.

Income Tax Expense

--------------------------- --------------- ---------------- ---------------- --------------- ----------------
(in thousands)                        1997           Change             1996          Change             1995
--------------------------- --------------- ---------------- ---------------- --------------- ----------------
Income tax expense                  $1,125            20.3%             $935           34.9%             $693
Percentage of revenue                 1.5%                              1.4%                             1.1%
Effective tax rate                   44.9%                             48.0%                            48.0%
--------------------------- --------------- ---------------- ---------------- --------------- ----------------

The $190,000 or 20.3% increase in income tax expense in fiscal 1997 compared to the prior year period was due to higher income before income taxes. Partially offsetting this increase was a reduction in the Company's effective tax rate from 48.0% in fiscal 1996 to 44.9% in the current fiscal year due primarily to lower state income tax expense.

The increase in income tax expense of $242,000 or 34.9% in fiscal 1996 compared to the prior year period was due entirely to increased income before income taxes. The effective tax rate in both years remained constant at 48.0%.

Net Income and Income Per Share

--------------------------- --------------- ---------------- ---------------- --------------- ----------------
(in thousands, except per share            1997         Change          1996         Change           1995
   data)
--------------------------------- -------------- -------------- ------------- -------------- --------------
Net income                               $1,381          36.1%        $1,015          35.5%           $749
Percentage of revenue                      1.8%                         1.5%                          1.2%
Net income per share                      $0.67          34.0%         $0.50          35.1%          $0.37
--------------------------------- -------------- -------------- ------------- -------------- --------------

Factors contributing to the changes in net income for fiscal 1996 and 1997 are discussed in the detail above.

Inflation
The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements.

Seasonality

The Company's revenues and quarterly results have typically been seasonal because of the Company's concentration towards staffing the personnel needs of industrial clients. Industrial production is typically seasonal due to year-end inventory reduction goals of many of the Company's manufacturing clients and the holiday season from Thanksgiving through New Year's Day. This seasonal downtime in industrial operations greatly reduces the needs for the Company's temporary personnel during winter months. As a result, the Company historically has experienced its highest revenues of each fiscal year during its fiscal fourth quarter that ends October 31 and has experienced its weakest revenues in the first quarter, which ends January 31.

Financial Condition, Liquidity and Capital Resources

----------------------------------------------------- ---------------- ----------------- -----------------

(in thousands)                                                   1997              1996              1995
----------------------------------------------------- ---------------- ----------------- -----------------
Working capital                                              $  5,163          $  3,596          $  4,540
Notes payable                                                   3,883             3,008             3,855
Cash provided (used) by operating activities                    (438)             2,494               767
Cash used by investing activities                             (1,497)           (1,788)           (1,003)
Cash provided (used) by financing activities                    1,938             (698)               170
----------------------------------------------------- ---------------- ----------------- -----------------

The Company's primary sources of funds over the past three years were from operations and borrowings under its credit facility. The Company's principal uses of cash were to fund working capital, capital expenditures, acquisitions (including payments under the earnout provisions of acquisition agreements), and the repayment of outstanding borrowings. Temporary employees are generally paid weekly for their services while payments from customers are generally received within 30 to 45 days from the date of invoice. As new offices are established or acquired, or as existing offices expand, there will be increasing requirements for cash resources to fund current operations.

Net income and related non-cash adjustments provided $2,105,000 in fiscal 1997, while net borrowings on the bank line of credit provided $1,375,000. Other sources of cash included $69,000 from the exercise of stock options.

Uses of cash in the current fiscal year were $2,543,000 for changes in working capital, $600,000 for acquisitions of other staffing companies, $406,000 for payments under the earnout provisions of prior acquisition agreements, $491,000 for capital expenditures, and $500,000 for payments on outstanding borrowings. The use of cash for changes in working capital was due primarily to a $2,429,000 increase in accounts and note receivable as a result of the increase in revenues. The Company's accounts receivable days sales outstanding slightly increased to 36.9 days from 35.1 days in the prior fiscal year.

Total  capitalization  at  October  31,  1997  was  $14,743,000,   comprised  of
$3,883,000 of debt and $10,860,000 of equity. Debt as a percentage of total capitalization increased from 24.2% in fiscal 1996 to 26.3% in fiscal 1997.

On January 21, 1997, the Company refinanced its bank credit facility with KeyBank, NA. The refinanced bank credit facility provides the Company with the ability to borrow up to $11,000,000 for general working capital purposes, acquisition financing, letters of credit and the refinancing of outstanding borrowings. The facility consists of a two year $8,500,000 revolving line of credit and a five-year $2,500,000 term loan. Borrowings under the line of credit are subject to meeting certain borrowing base requirements. Upon maturity, up to $4,000,000 of borrowings for acquisition financing under this line convert to a five-year term loan. At October 31, 1997, the Company's availability under the line of credit was approximately $5,900,000. The $2,500,000 term loan is payable in equal monthly principal installments of $42,000. The credit facility is secured and collateralized by account receivable, equipment, cash, general intangibles, contract rights, and proceeds thereof. In addition, the Company has agreed with the bank under the credit facility to certain financial and non-financial restrictive covenants, which include, among other things, minimum levels of tangible net worth, minimum cash flow coverage ratios, maximum ratio of indebtedness to earnings, restrictions on capital expenditures, restrictions on capital stock repurchases, and restrictions on future mergers, consolidations, acquisitions or joint ventures. At October 31, 1997, the Company was in compliance with its covenants.

The Company has issued irrevocable letters of credit in the amount of $900,000 on behalf of the Company's workers' compensation insurance carriers to pay third parties in accordance with state workers' compensation regulations. These letters of credit reduce the amount available to the Company under its credit facility.

The Company believes that cash provided by operations, augmented by borrowings for working capital purposes under its credit facility, will be sufficient to cover its capital expenditures and working capital needs in fiscal year 1998.

OTHER MATTERS

In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation", which became effective for the Company for the fiscal year ended October 31, 1997. The Company adopted only the disclosure provisions of the statement. Adoption of this statement did not materially affect the consolidated results of operations.

In 1997, the FASB issued SFAS No. 128 "Earnings per Share" and SFAS No. 129 "Disclosure of Information about Capital Structure". Both statements become effective for the Company for the first quarter ended January 31, 1998. Adoption of these statements will not materially affect the disclosures in the consolidated financial statements.

In 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", which does not become effective for the Company until the fiscal year ended October 31, 1999. Adoption of this statement will not materially affect the disclosures in the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

From time to time, the Company may publish or otherwise disclose forward-looking statements relating to such matters as (a) the Company's expectations for continued growth of the temporary staffing industry, (b) the Company's plans to achieve increased revenues and earnings through internal growth, the opening of new offices, the introduction of new products and programs, and expense reductions, and (c) the Company's plans to expand and diversify its revenues through the acquisition of other temporary staffing companies. In order to comply with the terms of a "safe harbor" provided by the Private Securities Litigation Reform Act of 1995 that protects the making of such forward-looking statements from liability under certain circumstances, the Company notes that a variety of factors could cause the Company's actual results or experience to differ materially from the anticipated results or other expectations described or implied by these forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: (a) the risk of adverse changes in the future level of business activity of the Company's clients and prospective clients caused by geographic or industry-specific economic downturns which might cause such clients and prospective clients to require fewer temporary employees, (b) the potential for adverse shifts in demand for temporary employees nationwide that might be caused by future national economic downturns, adverse legal or regulatory developments, or other staffing industry factors, (c) the risk of adverse changes in the availability of qualified temporary employees in the geographic areas in which the Company operates, (d) the possible inability of the Company to identify, finance and complete suitable acquisitions of other staffing companies upon reasonable acquisition terms and conditions on a timely basis, and the potential that such acquisitions might prove to be unprofitable due to undisclosed liabilities, loss of customers, management of the acquired businesses, or other risks generally associated with business acquisitions, and
(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Report of Independent Auditors
Shareholders and Board of Directors
Personnel Management, Inc.



         We have audited the accompanying consolidated balance sheets of Personnel Management, Inc. as of October 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Personnel Management, Inc. at October 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.



                                                     /s/ Ernst & Young LLP



Indianapolis, Indiana
December 5, 1997



Consolidated Balance Sheets
(in thousands, except share data)                                                           October 31,
                                                                               --------------------------------------
                                   Assets                                             1997               1996
                                                                                      ----               ----
Current Assets:
     Cash                                                                      $            183      $           180
     Accounts receivable, net of allowance of $153 in 1997 and 1996                      10,005                7,549
     Current portion of notes receivable                                                     72                   99
     Income taxes receivable                                                                 17                   25
     Prepaid expenses                                                                       180                  110
     Deferred tax asset                                                                     515                  434
     Other current assets                                                                    79                   71
                                                                               ----------------        -------------
         Total current assets                                                            11,051                8,468

Property and equipment, net                                                               1,301                1,209

Notes receivable, shareholder                                                               553                  508
Goodwill, net                                                                             7,220                6,636
Other                                                                                       146                  114
                                                                               ----------------        -------------
                                                                                          7,919                7,258
                                                                               ----------------         ------------

         Total assets                                                          $         20,271      $        16,935
                                                                               ================        =============


                    Liabilities and Shareholders' Equity
Current Liabilities:
     Cash overdraft                                                            $          1,100      $           106
     Accounts payable                                                                       332                  285
     Accrued compensation and benefits                                                    2,537                2,822
     Accrued workers' compensation claims                                                 1,024                  752
     Income taxes payable                                                                   125                  160
     Other current liabilities                                                              237                  247
     Current portion of notes payable                                                       533                  500
                                                                               ----------------        -------------
         Total current liabilities                                                        5,888                4,872

Notes payable, less current portion                                                       3,350                2,508
Deferred tax liability                                                                      173                  155

Commitments and contingencies

Shareholders' equity:
     Preferred stock, without par value, authorized 4,000,000 shares, no
         shares issued or outstanding                                                         -                    -
     Common stock, without par value, authorized 20,000,000 shares, issued and outstanding 2,028,918 and 2,020,156 shares in 1997 and 1996,
         respectively                                                                     7,925                7,846
     Retained earnings                                                                    2,935                1,554
                                                                               ----------------        -------------
         Total shareholders' equity                                                      10,860                9,400
                                                                               ----------------        -------------
         Total liabilities and shareholders' equity                            $         20,271      $        16,935
                                                                               ================        =============

See accompanying notes.




Consolidated Statements of Income
(in thousands, except per share data)                                       Year ended October 31,
                                                          -----------------------------------------------------------
                                                                1997                 1996                 1995
                                                                ----                 ----                 ----

Revenues                                                  $         75,802     $         67,101      $        61,413

Cost of services                                                    60,725               53,417               49,261
                                                              -------------        -------------        -------------

Gross margin                                                        15,077               13,684               12,152

Operating expenses:
     General and administrative                                     11,562               10,770                9,691
     Selling                                                           407                  356                  435
     Amortization of goodwill                                          395                  347                  276
                                                              -------------        -------------        -------------
                                                                    12,364               11,473               10,402

Income from operations                                               2,713                2,211                1,750

Other income (expense):
     Interest expense                                                (260)                (319)                (341)
     Interest and other income                                          53                   58                   33
                                                              -------------        -------------        -------------
                                                                     (207)                (261)                (308)
                                                              -------------        -------------        -------------

Income before income taxes                                           2,506                1,950                1,442

Income taxes                                                         1,125                  935                  693
                                                              -------------        -------------        -------------

Net income                                                $          1,381     $          1,015      $           749
                                                              =============        =============        =============

Net income per share                                      $           0.67     $           0.50      $          0.37
                                                              =============        =============        =============

Weighted average shares outstanding                                  2,059                2,031                2,038
                                                              =============        =============        =============

See accompanying notes.




Consolidated Statements of Cash Flows
(in thousands)                                                           Year ended October 31,
                                                     ----------------------------------------------------------------
                                                           1997                   1996                   1995
                                                           ----                   ----                   ----
Operating activities:
Net income                                           $           1,381      $           1,015      $             749
Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
       Amortization of goodwill                                    395                    347                    276
       Depreciation                                                417                    364                    281
       Deferred income taxes                                      (63)                  (114)                   (13)
       Shareholder loan activity, net                             (35)                   (39)                   (22)
       Loss on disposal of property and equipment
                                                                    10                     14                      -
       Changes in operating assets and
       liabilities, net of purchases of businesses
       and additions to goodwill:
           Accounts and notes receivable                       (2,429)                (1,251)                     23
           Prepaid expenses and other assets                     (103)                    204                  (141)
           Accounts payable                                         47                     55                  (306)
           Accrued liabilities and other payables                 (58)                  1,899                   (80)
                                                         --------------        ---------------        ---------------
Net cash provided (used) by operating activities                 (438)                  2,494                    767

Investing activities:
Purchases of businesses and additions to goodwill              (1,006)                (1,517)                  (583)
Purchases of property and equipment                              (491)                  (271)                  (420)
                                                         --------------        ---------------        ---------------
Net cash used by investing activities                          (1,497)                (1,788)                (1,003)

Financing activities:
Proceeds from the exercise of stock options                         69                    225                      -
Loan to officer, net of repayment                                    -                   (62)                      -
Tax benefit resulting from exercise of stock
     options                                                         -                      -                    153
Net change in bank overdrafts                                      994                   (15)                     16
Payments on notes payable                                        (500)                  (116)                  (779)
Net borrowings (payments) on bank line of credit                 1,375                  (730)                    780
                                                         --------------        ---------------        ---------------
Net cash provided (used) by financing activities                 1,938                  (698)                    170
                                                         --------------        ---------------        ---------------
Increase (decrease) in cash                                          3                      8                   (66)
Cash at beginning of period                                        180                    172                    238
                                                         ==============        ===============        ===============
Cash at end of period                                $             183      $             180      $             172
                                                         ==============        ===============        ===============


See accompanying notes.



Consolidated Statements of Shareholders' Equity
(in thousands, except share data)                    Common Stock                   Retained
                                            --------------------------------
                                              Shares            Amount              Earnings              Total

Balance at October 31, 1994                $  1,771,172     $         4,564     $          2,756     $         7,320
     Net income                                       -                   -                  749                 749
     Exercise of stock options                   40,122                   -                    -                   -
     Stock dividend                             179,793               2,966              (2,966)                   -
     Tax benefit resulting from exercise
         of stock options                             -                 153                    -                 153
                                            ------------        ------------       --------------        ------------
Balance at October 31, 1995                   1,991,087               7,683                  539               8,222

     Net income                                       -                   -                1,015               1,015
     Exercise of stock options                   29,069                 225                    -                 225
     Loan to officer, net of repayment                -                (62)                    -                (62)
                                            ------------        ------------       --------------        ------------
Balance at October 31, 1996                   2,020,156               7,846                1,554               9,400
     Net income                                       -                   -                1,381               1,381
     Exercise of stock options                    8,762                  69                    -                  69
     Reduction in loan to officer                     -                  10                    -                  10
                                            ============        ============       ==============        ============
Balance at October 31, 1997                   2,028,918     $         7,925     $          2,935     $        10,860
                                            ============        ============       ==============        ============


See accompanying notes.


Notes to the Consolidated Financial Statements
October 31, 1997

1.       Basis of Presentation and Significant Accounting Policies

Personnel Management, Inc. was founded in 1986 to provide temporary help and human resource services in areas of industrial, clerical and technical support. The Company services customers in Indiana, Florida, Georgia and Kentucky. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to conform prior years' information to the current year's presentation.


ACCOUNTS RECEIVABLE

Due to the nature of the business, accounts receivable are due primarily from manufacturing and distribution companies located in Indiana, Florida, Georgia and Kentucky. Collateral is generally not required.


PROPERTY AND EQUIPMENT

Property and equipment is carried at cost and depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from 3 to 7 years.

GOODWILL

Goodwill consists of the amount of purchase price above the fair value of net assets acquired and is being amortized on a straight-line basis over a period of 20 years. Additional purchase price arising from earnout provisions as stated in
Note 2 is also allocated to goodwill. Management periodically reviews the potential impairment of goodwill using expected cash flows in order to determine its proper carrying value as of each balance sheet date presented. At October 31, 1997 and 1996, accumulated amortization of goodwill was $1,040,000 and $645,000, respectively.

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

PER SHARE DISCLOSURES

Per share amounts have been calculated based on the average common and common equivalent shares outstanding for the respective periods. Stock options and warrants are considered common stock equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

ACCOUNTING PRINCIPLES PENDING ADOPTION

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share (EPS)". This statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion ("APB") No. 15 "Earnings per Share". The Company will adopt the Statement in fiscal 1998 as required by SFAS No. 128. The Company does not expect the statement to have a material impact on the earnings per share calculations given the current capital structure of the Company.

2.       Acquisitions

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

On March 17, 1997, the Company acquired the assets of Garner-Scott Enterprise, Inc. for $250,000 plus 33.3% of income before income taxes and other adjustments derived from the areas served by the businesses through February 28, 2002.

The Company acquired the assets of the Louisville, Kentucky branch office of First In Temporaries, Inc. on March 24, 1997 for $311,000.

These acquisitions were recorded using the purchase method of accounting which allocates the purchase price to the assets and liabilities acquired, based upon the fair value at the time of acquisition. The Company has recorded $2,100,000 of goodwill related to these acquisitions. The results of operations of these acquired companies have been included in the Company's consolidated financial statements since the respective dates of acquisition.

The impact of these acquisitions was not material in relation to the Company's results of operations. Consequently, pro forma information is not presented.

3.       Property and Equipment

The composition of property and equipment was as follows:


                                                October 31,
                            ----------------------------------------------------
(in thousands)                            1997                   1996
                                          ----                   ----

Equipment, furniture and fixtures    $             2,233     $            1,793
Leasehold improvements                               353                    320
Vehicles                                             113                     96
                                     -------------------     ------------------
                                                   2,699                  2,209
Accumulated depreciation                         (1,398)                (1,000)
                                     -------------------     ------------------

                                     $            1,301     $            1,209
                                     ===================    ===================


4. Credit Arrangements The composition of notes payable was as follows:

                                                October 31,
                            ----------------------------------------------------
(in thousands)                            1997                   1996
                                          ----                   ----

Bank line of credit                  $             1,725     $              350
Bank term loan                                     2,125                  2,500
Note payable - seller                                 33                    158
                                     -------------------    -------------------
                                                   3,883                  3,008
Less current portion:
     Bank term loan                                  500                    375
     Note payable - seller                            33                    125
                                     -------------------     ------------------
                                                     533                    500
                                     -------------------     ------------------

Notes payable beyond one year        $             3,350     $            2,508
                                     ===================     ==================


The Company's credit facility provides the ability to borrow up to $11,000,000 for general working capital purposes, acquisition financing and letters of credit. The facility consists of a two year $8,500,000 revolving line of credit and a five year $2,500,000 term loan. Borrowings under the line of credit are subject to certain borrowing base requirements. Interest is charged on the outstanding balance of the line of credit at rates reflecting the bank's prime rate or the London Interbank Offered Rate (LIBOR) plus a margin of up to 2.75% depending upon certain financial ratios. The Company also pays fees of 1/8% on the unused portion of the line during the term of this agreement. The revolving line of credit terminates on January 31, 1999. Upon termination, borrowings for acquisition financing under this line convert to a five year term loan. At October 31, 1997, the Company's availability under the line of credit was $5,875,000 at an interest rate of LIBOR plus 1.25%. The term loan is payable in equal monthly principal installments of $42,000 beginning February 1997. The term loan matures on January 31, 2002, and bears interest at rates reflecting the bank's prime rate or LIBOR plus a margin of up to 3.0% depending upon certain financial ratios. At October 31, 1997, the interest rate was LIBOR plus 1.50%.


Amounts due to the bank under the credit facility are secured and collateralized by the Company's accounts receivable, equipment, cash, general intangibles, contract rights, and proceeds thereof. In addition, the Company is subject to certain financial and non-financial restrictive covenants, which include, among other things, minimum levels of tangible net worth, minimum cash flow coverage ratios, maximum ratio of indebtedness to earnings, restrictions on capital expenditures, restrictions on common stock repurchases, and restrictions on future mergers, consolidations, acquisitions or joint ventures.

The sellers of entities previously acquired by the Company accepted a non-interest bearing note in the amount of $400,000, payable in twelve equal quarterly installments beginning on March 31, 1995. The $400,000 note payable has been discounted at 7.28%.

The Company has issued irrevocable letters of credit in the amount of $900,000 on behalf of the Company's workers' compensation insurance carriers to pay third parties in accordance with state workers' compensation regulations. These letters of credit reduce the amount available to the Company under its credit facility.

Cash paid for interest during 1997, 1996, and 1995 was $260,000, $328,000, and $309,000, respectively.

At October 31, 1997, aggregate future principal payments are as follows:

         During the year ending October 31,
                                           (in thousands)
                  1998                    $             533
                  1999                                2,225
                  2000                                  500
                  2001                                  500
                  2002                                  125
                                          =================
                                          $           3,883
                                          =================

5.       Shareholders' Equity

On April 15, 1997, the Company forgave $10,000 of the outstanding loan balance to an officer of the Company. The remaining loan balance of $52,000 is reflected as a deduction from common stock and interest is credited to income as it accrues. The loan matures in January 1998.

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

EMPLOYEE STOCK OPTION AND STOCK PURCHASE PLANS

On April 30, 1995, the Company adopted the 1994 Directors Stock Option Plan which authorizes the grant of stock options to non-employee directors in lieu of fees. This plan reserves 44,000 shares of common stock for future issuance.

Concurrent with an acquisition in 1994, the Company issued an option to the principal shareholder of the sellers to buy cumulatively up to 43,757 shares of common stock at $8.23 per share, subject to certain conditions. No options have been exercised as of October 31, 1997.

Effective with the Company's 1994 initial public offering, the Company adopted the 1994 Stock Option Plan which authorizes the grant of stock options to employees. This Plan reserves 198,000 shares of common stock for future issuance. The Plan terminates on December 1, 2003.

At the time of the offering, the Company also granted warrants to the managing underwriter and its assignees to purchase an aggregate of 52,416 shares of common stock at an exercise price of $9.27 per share. The warrants are exercisable through January 26, 1999.

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

Information pertaining to employee and director stock option plans is as follows:

                                                      Stock Option Plans
                                      ----------------------------------------------------
                                           1994               1993               1994              Weighted average
                                       Employee Plan      Employee Plan     Directors Plan     exercise price per share

Outstanding  at October 31, 1994                     -          178,717                 -            $      7.54
Granted                                          7,040           62,252            13,200                  12.44
Exercised                                            -        (105,055)                 -                   7.41
Canceled                                             -         (45,104)                 -                  12.05
                                           ------------    ------------      ------------              ---------
Outstanding  at October 31, 1995                 7,040           90,810            13,200                   9.47
Granted                                        113,000                -            11,825                   7.56
Exercised                                            -         (29,069)                 -                   7.73
Canceled                                             -         (17,148)                 -                  13.73
                                           ------------    ------------      ------------              ---------
Outstanding  at October 31, 1996               120,040           44,593            25,025                   8.09
Granted                                         42,125                -            10,450                  10.09
Exercised                                      (1,000)          (7,762)                 -                   7.83
Canceled                                       (8,000)         (29,069)                 -                   7.92
                                           ============     ===========      ============              =========
Outstanding  at October 31, 1997               153,165            7,762            35,475             $     8.68
                                           ============     ===========      ============              =========

Options exercisable at:
          October 31, 1995                       7,040           90,810                 -             $     9.09
          October 31, 1996                      30,040           44,593             6,600             $     8.43
          October 31, 1997                      61,665            7,762            19,113             $     8.94


The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997 which establishes a fair value based method of accounting for stock-based compensation plans. As permitted by SFAS No. 123, the Company has elected to continue to account for employee stock options following APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options is equal or greater than the market price of the underlying stock on the date of grant, no compensation expense has been recognized in the 1997 and 1996 financial statements.

The weighted average fair value of the options granted during 1997 and 1996 is estimated at $2.60 and $1.92 per share, respectively, on the grant date. These estimates were made using the Black-Scholes option pricing model with the following weighted average assumptions used for valuing option grants: risk-free interest rate of 6.0%, expected dividend yield of zero, expected lives of 3-5 years, and expected volatility of 22.7%. SFAS No. 123 is applicable only to options granted subsequent to October 31, 1995. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods (1 - 4 years). As a result, the pro forma effect of options granted will not be fully reflected until 2000. Pro forma information is as follows:

                                                          Year ended October 31,
       (in thousands, except per share data)               1997        1996
                                                           ----        ----
Net income:
         As reported                                       $1,381      $1,015
         Pro forma                                          1,274         941

Net income per share:
         As reported                                        $0.67       $0.50
         Pro forma                                           0.62        0.46

Options outstanding at October 31, 1997 expire from February 1999 to October 2007. A total of 52,360 shares are reserved for future grants as of October 31, 1997 under the option plans. The following table summarizes information concerning outstanding and exercisable options and warrants at October 31, 1997:


Range of Exercise Prices                                          $5 - 9           $9 - 13             $13 - 17
                                                                  ------           -------             --------

Options outstanding:
     Weighted average remaining contractual life                  6.1 years         4.1 years          2.6 years
     Weighted average exercise price                                  $7.68             $9.94             $15.74
     Number                                                         171,344           116,281              4,950

Options exercisable:
     Weighted average exercise price                                  $7.56             $9.78             $15.74
     Number                                                          58,675            77,331              4,950


6.       Income Taxes


The provision for income taxes is as follows:
                                                                 Year ended October 31,
                                     --------------------------------------------------------------------------------
          (in thousands)                      1997                        1996                         1995
                                              ----                        ----                         ----
         Current:
              Federal                $                943     $                787      $               424
              State                                   245                      262                      170
                                      --------------------    --------------------     --------------------
                                                    1,188                    1,049                      594

         Deferred:
              Federal                                 (49)                     (87)                      85
              State                                   (14)                     (27)                      14
                                      --------------------     --------------------     --------------------
                                                      (63)                    (114)                      99
                                      ====================     ====================     ====================
                                      $             1,125     $                935      $               693
                                      ====================     ====================     ====================



The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:


                                                                 Year ended October 31,
                                     --------------------------------------------------------------------------------
                                              1997                        1996                         1995
                                              ----                        ----                         ----

Tax at US statutory rates                       34.0%                       34.0%                       34.0%
State income tax, net of federal
     tax benefit                                 6.1                         8.0                         6.3
Amortization of nondeductible
     goodwill                                    2.5                         3.2                         4.0
Targeted jobs tax credit                        (0.7)                         -                         (2.5)
Other, net                                       3.0                         2.8                         6.2
                                         ====================        ====================        ====================
                                                44.9%                       48.0%                       48.0%
                                         ====================        ====================        ====================


Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liabilities relate primarily to amortization of goodwill and depreciation of property and equipment over longer periods for financial reporting purposes. Deferred tax assets relate primarily to the recording of workers' compensation claims and provision for doubtful accounts for financial reporting purposes in advance of tax treatment. Deferred income tax components are as follows:


                                                                           October 31,
                                                               ------------------------------------
                       (in thousands)                               1997                1996
                                                                    ----                ----
Deferred tax liabilities:
     Tax depreciation in excess of book depreciation           $        92      $        108
     Tax amortization in excess of book amortization                    81                47
                                                               ============     =============
         Noncurrent deferred tax liability                     $       173      $         155
                                                               ============     =============

Deferred tax assets:
     Accrued workers' compensation claims                      $       409      $         303
     Allowance for bad debts                                            61                 62
     Other deductible temporary differences                             45                 69
                                                               ============     =============
         Current deferred tax asset                            $       515      $         434
                                                               ============     =============


Payments for income taxes during 1997, 1996 and 1995 were $1,220,000, $993,000, and $618,000, respectively.

7.       Leases

The Company leases vehicles and office space under noncancelable operating leases which terminate at various dates through 2001. Rental expense was approximately $725,000, $628,000 and $506,000 for 1997, 1996 and 1995,
respectively.

Certain of the office space is leased from an entity owned by certain officers and directors of the Company. Rental expense under these leases, which is included in the above amounts, aggregated $123,000, $123,000 and $106,000 in 1997, 1996 and 1995, respectively.

At October 31, 1997, aggregate future minimum noncancelable lease payments are as follows:

         During the year ending October 31,
                                           (in thousands)
                  1998                    $             753
                  1999                                  554
                  2000                                  248
                  2001                                   46
                                          =================
                                          $           1,601
                                          =================
8.       Notes Receivable, Shareholder

The Company has unsecured notes receivable from an officer, director, and shareholder maturing December 1999 with an outstanding balance of $553,000 and $508,000 at October 31, 1997 and 1996, respectively. At October 31, 1997 these notes accrued interest at a rate of 8.75%.

9.       Major Customers

The Company derives a significant amount of revenue from several major customers. In 1997, three customers accounted for 15% of revenues. In 1996, two customers accounted for 11% of revenues. In 1995, no one customer accounted for more than 5% of total revenues.

10.      Commitments and Contingencies

In the ordinary course of business, the Company may, from time to time, be charged for allegations of discrimination or other employment related claims by temporary employees. There are no cases of this nature pending or threatened, individually or in the aggregate, that management believes will result in a material loss.

In January 1997, the Company was named in a lawsuit by an insurance carrier against certain Florida staffing companies acquired by the Company in 1994. The Plaintiff alleges breach of contract and tort causes of action for underpayment of workers' compensation insurance premiums in the amount of $1,402,000 plus unspecified damages. The Company denies the validity of the Plaintiff's claims. The agreement by which the Company acquired the staffing companies specifically disclaims any obligation with regard to undisclosed liabilities of the acquired staffing companies. Management regards as unlikely that the outcome of this action will have a material adverse effect on the financial position of the Company.

11.      Quarterly Results of Operations (Unaudited)

The following table presents the quarterly results of operations for each period presented.


                   Condensed Consolidated Statements of Income
  (in thousands, except per share                                  Three Months ended
               data)
                                       January 31,           April 30,             July 31,            October 31,
                                           1997                 1997                 1997                 1997
                                     -----------------    -----------------    -----------------     ----------------


Revenues                             $         16,627     $         17,954     $         19,075      $        22,146

Gross margin                                    3,239                3,641                3,819                4,378

Income from operations                            370                  758                  701                  884

Income before income taxes                        323                  710                  651                  822

Net income                                        168                  369                  381                  463

Net income per share                 $           0.08     $           0.18     $           0.19      $          0.22




                                                                   Three Months ended
                                       January 31,           April 30,             July 31,            October 31,
                                           1996                 1996                 1996                 1996
                                     -----------------    -----------------    -----------------     ----------------

Revenues                             $         14,030     $         16,388     $         17,145      $        19,538

Gross margin                                    2,802                3,407                3,475                4,000

Income from operations                            216                  568                  601                  826

Income before income taxes                        146                  503                  539                  762

Net income                                         82                  282                  252                  399

Net income per share                 $           0.04     $           0.14     $           0.12      $          0.20


CORPORATE DATA
Personnel Management, Inc. and subsidiaries



Executive Officers and Directors
Don R. Taylor, Director
Chief Executive Officer
Personnel Management, Inc.

Gary F. Hentschel
President & Chief Operating Officer
Personnel Management, Inc.

Robert R. Millard
Vice President of Finance and Administration,
Secretary and Treasurer
Personnel Management, Inc.

Joseph C. Cook, Jr., Director
President, Cambrian Associates LLC,
a consulting firm

Max K. DeJonge, Director
President and Chief Executive Officer
O'Neal Steel, Inc., a steel distributor


David L.  Swider,  Director  1,2
Partner,  Bose McKinney & Evans,
an Indianapolis law firm

Richard L. VonDerHaar, Director 1,2
Senior Vice President of Municipal Finance
David A. Noyes & Company,
an investment banking firm

1. Member of the Compensation Committee
2. Member of the Audit Committee

Independent Auditors
Ernst & Young LLP
Indianapolis, Indiana

Legal Counsel
Leagre Chandler & Millard
Bose McKinney and Evans
Indianapolis, Indiana

Form 10-K
PMI's annual report to the SEC is available without charge upon written request to Robert R. Millard, Vice President, at our corporate offices.

Registrar and Transfer Agent
National City Bank
Cleveland, Ohio

Common Stock
The Company's common stock trades on the Nasdaq
National Market tier of the Nasdaq Stock Market under the symbol: TPMI. The following are the high and low id prices by fiscal quarters, as reported by Nasdaq.


                   1997            1996
               -------------- -----------------
Quarter ended   High    Low     High     Low

 Jan. 31         $9.25  $6.75   $ 9.75    $5.25
 April 30        10.00   9.25     8.50     5.75
 July 31          9.75   9.25     9.00     6.25
 Oct. 31         12.50   9.75     8.75     6.00

These bid quotations reflect interdealer prices, do not include retail markups, markdowns or commissions, and do not necessarily represent actual transactions. The Company's common stock is held by approximately 1,000 holders (including those whose shares are held in "street name").

The Company has not declared or paid any cash dividends, and presently does not intend to do so in the foreseeable future.

Annual Meeting of Shareholders
March 5, 1998
Bank One Center/Tower
3rd Floor, Conference Room A
Indianapolis, Indiana

Investor Relations
Robert R. Millard
Vice President of Finance and Administration
Personnel Management, Inc.
1499 Windhorst Way, Suite 100
Greenwood, Indiana 46143
(317) 888-4400